UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                 AMENDMENT No. 4

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
           ISSUERS PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                             20/20 WEB DESIGN, INC.
                             ----------------------
                 (Name of Small Business Issuer in its charter)

         Nevada, USA                                      33-0677140
         -----------                                      ----------
  (State of Incorporation)                    (IRS Employer Identification No.)

           21800 Oxnard Street, #440, Woodland Hills, California 91367
           -----------------------------------------------------------
                    (Address of principal executive offices)

                    Issuer's Telephone Number, (818) 598-6780

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, with par value of $0.001 (Common Stock)

20/20 WEB DESIGN, INC.

FORM 10-SB
TABLE OF CONTENTS

                                                                            Page

PART I
Item 1.   Description of Business                                              3
Item 2.   Management's Discussion and Analysis or Plan of Operation           25
Item 3.   Description of Property                                             29
Item 4.   Security Ownership of Certain Beneficial Owners and Management      29
Item 5.   Directors, Executives Officers, Promoters and Control Persons       30
Item 6.   Executive Compensation                                              35
Item 7.   Certain Relationships and Related Transactions                      35
Item 8.   Description of Securities                                           37

PART II

Item 1.   Market Price and Dividends on the Registrant's Common
          Equity and Other Shareholder Matters                                38
Item 2.   Legal Proceedings                                                   39
Item 3.   Changes in and Disagreements with Accountants                       39
Item 4.   Recent Sales of Unregistered Securities                             39
Item 5.   Indemnification of Directors and Officers                           39

PART F/S

PART III
Item 1. Index to Exhibits                                                     40
Articles of Incorporation and Bylaws
Amendments
Agreement and Plan of Reorganization
Letter of Intent

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

GENERAL

      20/20 Web Design, Inc. (the "Company") was incorporated on August 31, 1995 as "Visioneering Corporation" under the laws of the State of Nevada, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company subsequently changed its name to "Asiamerica Energy Group, Inc." on January 12, 1996 when it entered into an agreement to acquire an oil and gas company. No stock was issued and no assets were acquired as this acquisition was not consummated. The principals involved in that transaction were Michael Taylor and Kathleen Taylor on behalf of the energy company while David Sidhu was the sole officer and director of the Company at that time.

      The Company then changed its name to "Care Financial Group, Inc." on April 29, 1996. At that time, the Company had agreed to form a wholly owned subsidiary, Care Concepts, Inc., a Nevada corporation ("Care Concepts"). The Company issued 3,700,000 shares of its common stock to Care Concepts which shares were valued at $25,000. Care Concepts was in the business of designing and building specialized motor vehicles for physically handicapped drivers and passengers. The principals of Care Concepts were Jack D. Kelly, Derold L. Kelly and Brian J. Kelly. Ultimately, this acquisition did not succeed and the Company paid Care Concepts $80,000 to terminate the agreement between Care Concepts and the Company while the shareholders of Care Concepts retained their shares of the Company=s common stock. The Company subsequently approved a 250-to-1 reverse stock split after this transaction was terminated.

      On May 15, 1997, the Company changed its name to "Trump Oil Corporation" ("Trump"). Trump proposed to merge with Fenway Resources Ltd., a Canadian company involved in natural resource development which wanted to develop and construct a cement manufacturing facility in the Philippines. This proposed merger was never consummated and no shares were issued pursuant to this agreement. At the time of the proposed Fenway acquisition, the Company's directors were David Sidhu, Geoff Armstrong and Parmjit Singh. Mr. Sidhu served as a director since the Company's incorporation, Mr. Armstrong served as a director since May, 1997 and Mr. Singh served as a director since July 1997. Messrs. Sidhu and Armstrong resigned as directors upon completion of the acquisition of 20/20 Web Design, Inc. in early 1999 while Mr. Singh resigned shortly before the acquisition of 20/20 Web Design, Inc. The principals of Fenway were H. John Wilson, A. Leonard Taylor, Laurie Maranda, R. George Muscroft, Rene E. Cristobal and Milton Schlesinger. Since the merger was not completed, no assets were acquired, no shares were issued and the officers and directors remained the same for the Company until the acquisition of 20/20 Web Design, Inc.

      None of the proposed business activities for which the Company's name was changed produced any revenues or created any appreciable business activities for the Company. On March 10, 1999, the Company entered into a letter of intent with 20/20 Web Design, Inc. ("20/20 Web"), a Colorado corporation, a wholly owned subsidiary of Multi-Source Capital, Ltd. ("MSC"), also a Colorado corporation. The Company entered into an Agreement and Plan of Reorganization and completed its acquisition of 20/20 Web, with the Company changing its name as a result. As a result of the merger, MSC became the owner of 80% of the issued and outstanding shares of the Company. The Company recorded the 8,620,000 shares of stock issued to MSC at par value for a total of $8,620. MSC was later acquired by TeleMall Communications, Inc. ("TeleMall"), which subsequently changed its name to Stein's Holdings, Inc. ("Stein's"). The control persons of MSC at the time of the merger of 20/20 Web with the Company were James Smith, Christopher Burnell and Irving Einhorn. The control persons of TeleMall at the time of its acquisition of MSC were Rex Morden, Eric Savage and Tom Wells. Messrs. Savage and Wells resigned upon completion of the acquisition of MSC and were replaced by Messrs. Einhorn and Smith. The Board of Stein's was increased to five and Mr. Burnell and Randy Sutton were appointed to fill the newly created positions.

      At the time that 20/20 Web was acquired by the Company, the officers and directors of 20/20 Web were Christopher Burnell, James Smith and Irving Einhorn. None of these officers or directors owned any shares in 20/20 Web. Randy Sutton was appointed President of the Company upon completion of the acquisition of 20/20 Web but resigned from both Stein's and the Company in late February, 2000. Mr. Sutton never owned shares in the Company or in 20/20 Web. The only shareholder of 20/20 Web at the time of its acquisition by the Company was MSC. Mr. Burnell was a director of the Company, 20/20 Web and MSC at the time of the proposed transaction and abstained from voting on the proposed transaction.

      In 1999, the Company continued the business of the Colorado corporation it acquired and continued to design and maintain web sites for small, private companies. The Company's clients included a jewelry store, a gift basket company and certain other small companies. The revenues received from these operations were minimal. The Company still has an outstanding contract with Image Jewelers, Inc. whereby the Company is entitled to half of the net profits generated from sales on its web site (www.imagejewelry.com) but in 1999, the Company received no revenue from this agreement. For this year, the Company has received no revenues from this contract and does not anticipate receiving much in the way of revenues from this agreement. Any revenues to be received will be minimal.

      In December, 1999, the Company formed a wholly owned subsidiary, Stein's Cake Box ("Cake Box"), a Nevada corporation. The Company entered into a letter of intent with a bakery operation in Lewisville, Texas controlled by the Company's president, Randy Sutton. The Company lent $195,000 to Cake Box in connection with the letter of intent. Cake Box used the $195,000 to pay some of the construction costs of a proposed bakery operation estimated to ultimately cost a total of $750,000. The proposed construction project was to expand an existing bakery operation located at the same location, College Connection, Inc. dba Stein's Bakery (the "Bakery"), also run by Mr. Sutton.

      The Bakery previously entered into a letter of intent in early 1999 with Stein's to be acquired by Stein's upon Stein's raising approximately $1,200,000 to pay off the line of credit that the Bakery owed to its lender in order for the merger to be completed. The line of credit was not assumable and a change of control required payment of the line of credit before the acquisition could be completed. To date, the acquisition of the Bakery by Stein's has not occurred. The Bakery supplies certain convenience store and gas mini marts with freshly baked goods, mostly consisting of doughnuts, muffins and cookies.

      As part of its proposed acquisition of certain bakery operations, Cake Box was to pay the sum of $700,000 and issue 1,300,000 shares of Stein's common stock to the Bakery in exchange for the leasehold improvements and the certain contracts of the Bakery. Cake Box was going to commence operations and supply freshly baked goods to convenience stores and mini marts upon completion of its construction project. Commencing in late 1999, Cake Box began to produce certain freshly baked goods for these retail mini marts by subcontracting the baked goods from the Bakery pending the completion of the construction project. In late February, 2000, the Company and the Bakery mutually agreed to cancel their letter of intent concerning Cake Box, although the Bakery remains liable to repay the $195,000 it acquired from Cake Box. During the quarter ended March 31, 2000, the Company wrote off the $195,000 loan to the Bakery.

      On February 29, 2000, the Company's President, CEO and director, Randy Sutton, resigned as an officer and director of both the Company and Stein's. The Bakery has agreed to repay the Company the $195,000 lent to pay off certain construction debts of the Bakery as part of the Cake Box Letter of Intent although it is uncertain when the Bakery will be able to repay the loan since the construction project has not been completed and the Bakery is facing potential legal action from the contractors and subcontractors whom have not been paid for all their work to date. The Company will only be repaid when and if the Bakery has the funds to repay the Company and may have to institute legal proceedings to obtain repayment. Even if the Company is successful in obtaining a judgment against the Bakery, it would still have to collect on that judgment. The Company believes that most, if not all, of the Bakery's assets are subject to other outstanding liens and security interests of other senior creditors, making it difficult for the Company to enforce any judgment it is ultimately successful in obtaining. The Company has written off its investment in the Cake Box but will still attempt to collect the debt.

      Following the Company's lack of success with the Cake Box venture, the Company has determined that it will remain inactive at the present time, except for limited web design projects it may agree to undertake in the future, although it has no present new contracts for any web design projects, and that the Company will seek suitable acquisition candidates. The Company can be defined as a shell company whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. As part of its business plan, this Company is filing this registration statement on Form 10-SB in order to become subject to the reporting requirements of the Securities Exchange Act of 1934.

      The Company's office is located at 21800 Oxnard Street, Suite 440, Woodland Hills, California 91367. The contact person is Charles Smith, President. The telephone number is (818) 598-6780. The Company's web site is located at www.2020webdesign.com.

      The Company's authorized capital includes 25,000,000 shares of common stock with a par value of $.001; at December 31, 1999, the end of the most recent fiscal year, 10,774,787 shares of common stock were outstanding; at August 29, 2000, 10,774,787 shares were outstanding.

      The Company's common stock is quoted in the OTC "pink sheets" under the symbol "TWEB".

      The information in the Registration Statement is current as of March 6, 2000, unless otherwise indicated.

      The Company's business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

      At the present time, the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition. It is anticipated that the Company's Officers and Directors will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with the Company. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the lack of any funds available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders. In addition, two of the Company's directors are directors of another public company that is presently seeking a merger candidate similar to what the Company is seeking. In the event that these two directors learn of an opportunity for a public shell to merge with another company, both have agreed that they will present the opportunity to both companies and leave the negotiation of any potential deal to the other officers and directors of each company to the extent practicable. Ultimately, the proposed merger candidate will decide which company it prefers to merge with based on its needs and requirements regarding total shares authorized, number of shares outstanding, number of shareholders and other factors which the Company cannot determine at the present will be most or more important to a potential merger candidate.

      The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ or on a stock exchange (See "Investigation and Selection of Business Opportunities"). The Company anticipates that the business opportunities presented to it will (i) be recently organized with no operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product of service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the characteristics mentioned in (i) through (iv). The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued. Given the above factors, investors should expect that any acquisition candidate may have a history of losses or low profitability.

      The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

      As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would be issued by the Company or purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to result in substantial gains to them relative to their purchase price for such stock. In the Company's judgment, none of its Officers and Directors would thereby become an underwriter within the meaning of the Section 2(11) of the Securities Act of 1933, as amended.

      Depending upon the nature of the transaction, the current Officers and Directors of the Company may resign their management positions with the Company in connection with the Company's acquisition of a business opportunity. See "Form of Acquisition", below, and "Risk Factors - The Company - Lack of Continuity in Management". In the event of such resignations, the Company's current management would not have any control over the conduct of the Company's business following the Company's combination with a business opportunity.

      It is anticipated that business opportunities will come to the Company's attention from various sources, including its Officers and Directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

      The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its Officers or Directors are currently affiliated. Should the Company determine in the future, contrary to the foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Nevada law to enter into such a transaction if:

1. The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

2. The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

3. The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

INVESTIGATION AND SELECTION OF BUSINESS OPPORTUNITIES

      To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that the Company will incur further risks, because management in many instances will not have proved its abilities or effectiveness, the eventual market for such company's products or services will likely not be established, and such company may not be profitable when acquired.

      It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities. It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders advice and consent or because state law so requires.

      The analysis of business opportunities will be undertaken by or under the supervision of the Company's President, who is not a professional business analyst. See "Management". Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

1. Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

2. The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

3. Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 adopted by the Securities and Exchange Commission. See "Risk Factors - The Company - Regulation of Penny Stocks";

4. Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

5. The extent to which the business opportunity can be advanced;

6. Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

7. Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

8. The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

9. The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

      In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards include the requirements that the issuer of the securities that are sought to be listed have net tangible assets of at least $4,000,000 or a market capitalization of $50 million or $950,000 in net income in the latest fiscal year. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

      Not one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

      The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

      Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

      As part of the Company's investigation, the Company's executive Officers and Directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

      It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of penny stocks. The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on another exchange which would make them exempt from applicability of the penny stock regulations. See "Risk Factors - Regulation of Penny Stocks".

      Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

FORM OF ACQUISITION

      It is impossible to predict the manner in which the Company may participate in an business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization, and although it is likely, there is no assurance that the Company would be the surviving entity. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a reorganization transaction. As part of such a transaction, the Company=s existing directors may resign and new directors may be appointed without any vote by stockholders.

      It is also probable that any proposed acquisition would be of the form of a reverse merger where the Company would acquire a business with the Company being the surviving entity. As such, the shareholders of the Company would probably not be required to approve such a transaction or merger or any such approval, if required, could be obtained from the Company from its majority shareholder, Stein's, which owns 80% of the Company's common stock, which percentage is greater than the 50% majority typically required to approve such transactions. In such a case, the Company would not be required to provide a proxy statement or an opportunity to vote to its shareholders on such proposed transaction. The Company would be required to file a Current Report on Form 8-K to report this transaction within fifteen (15) days of the event. The relevant financial statements, including pro forma financial statements and audited financial statements of the company to be acquired, would be filed with the Form 8-K or within 60 days after the Form 8-K is filed. The Company intends to require audited financial statements from any proposed acquisition candidate.

      It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called tax free reorganization under the Internal Revenue Code of 1986 depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e., 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other tax free provisions provided under the Internal Revenue Code, the Company=s current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current Officers, Directors and principal shareholders.

      It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

      The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

      As a general matter, the Company anticipates that it, and/or its Officers and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

      It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

INVESTMENT COMPANY ACT AND OTHER REGULATION

      The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an investment company under the Investment Company Act of 1940 (the Investment
Act), and to avoid application of the costly and restrictive registration, regulation and other provisions of the Investment Act.

      Section 3(a) of the Investment Act contains the definition of an investment company, and it excludes any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading investment securities (defined as all securities other than government securities or securities of majority-owned subsidiaries) the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items). The Company intends to implement its business plan in a manner, which will result in the availability of this exception from the definition of an investment company. Consequently, the Company's participation in a business or opportunity through the purchase and sale of investment securities will be limited.

      The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

      Any securities which the Company might acquire in exchange for its Common Stock will be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the Act). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

      An acquisition made by the Company may be in an industry that is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

LIMITATIONS ON RESALE

      Numerous states have passed rules and regulations limiting the sale or offers of securities of "blank check" companies in their jurisdictions. Some of these regulations prohibit the initial sale and offer of the securities of "blank check" companies as well as prohibiting the resale of these securities to residents of these states. This may limit the ability of shareholders and potential investors in the Company to sell or resell their shares of the Company's stock, thereby affecting the liquidity of their investment in the Company's stock. The following states may have rules and regulations that may impose such limitations on sales, offers and/or resales of the securities of "blank check" companies such as this Company: Alaska, Arkansas, Arizona, California, Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Indiana,

Iowa, Kansas, Kentucky, Massachusetts, Missouri, Nebraska, New Jersey, North Dakota, Ohio, Oregon, Pennsylvania, South Dakota, Tennessee, Utah, Vermont, Virginia and Washington. This list may not contain every state that has such a prohibition, or states that have other prohibitions against transactions in the Company's stock and does not preclude additional states from adopting such prohibitions. Shareholders and prospective investors are warned to check upon the legality of any such sale or resale prior to entering into such an arrangement.

COMPETITION

      The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to obtain access to attractive business opportunities. The Company also will experience competition from other public blind pool companies, many of which may have more funds available than does the Company.

CORPORATE OFFICES

      The Company currently occupies office space at 21800 Oxnard Street, Suite 440, Woodland Hills, California 91367 at no cost to the Company. The Company's telephone number is (818) 598-6780. Other than this office, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining additional office facilities at any time in the foreseeable future. The Company pays no rent as its majority shareholder, Stein's, provides this space at no cost to the Company.

EMPLOYEES

      The Company currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

RISK FACTORS

      Current and prospective shareholders should carefully consider the following risk factors, together with the other information contained in this Form 10-SB, in evaluating the Company and its business. The factors listed below represent certain important factors the Company believes could cause such results to differ. These factors are not intended to represent a complete list of the general or specific risks that may affect the Company. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect the Company to a greater extent than indicated.

CONFLICTS OF INTEREST. Certain conflicts of interest exist between the Company and its Officers and Directors. They have other business interests to whom they devote their attention, and they may be expected to continue to do so in the future. In addition, the directors and officers may be directors and officers of other public shells that are also seeking suitable merger candidates. Two directors are presently directors of another public company that is seeking a suitable merger candidate. As a result, conflicts of interest may arise that can be resolved only through their exercise of such judgment as is consistent with their fiduciary duties to the Company. (See "Management" and "Conflicts of Interest.")

      It is anticipated that Company's Officers and Directors may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's Officers and Directors may receive a substantial premium to acquire the shares of the majority shareholder, Stein's, of which the officers and directors of the Company are also officers and directors, which would benefit them indirectly, in a merger or acquisition transaction and could consider their own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest".

NEED FOR ADDITIONAL FINANCING. The Company has very limited cash funds and it may be impossible to take advantage of any available business opportunities. The Company cannot rely on the repayment of the loan made to Cake Box as being repaid in the near future, if at all, due to the Bakery's present lack of funds and capital.

Even if the lack of funds does not hinder the acquisition of an interest in, or complete a transaction with, a business opportunity, the Company will not, in all likelihood, have enough capital to exploit the opportunity. Accordingly, the ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that the funds can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its debt/equity securities.

REGULATION OF PENNY STOCKS. The Company's securities are subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investor" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities.

      In addition, the Securities and Exchange Commission has adopted a number of rules to regulate Penny stocks. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute Penny stocks within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company.

      Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

LIMITED OPERATING HISTORY. The Company was formed on August 31, 1995 for the purpose of engaging in any lawful activity; however, the Company has limited operating history, minimal revenues from operations, and limited assets. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or start-up venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

NO ASSURANCE OF SUCCESS OR PROFITABILITY. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's Common Stock will be increased thereby.

POSSIBLE BUSINESS NOT IDENTIFIED AND HIGHLY RISKY. The Company has not identified and has no commitments to enter into or acquire a specific business opportunity and therefore can disclose the risks and hazards of a business or opportunity that it may enter into in only a general manner, and cannot disclose the risks and hazards of any specific business or opportunity that it may enter into. A shareholder can expect a potential business opportunity to be quite risky. The Company's acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to the Company and its stockholders if the business or opportunity proves to be unsuccessful. See "ITEM 1 Description of Business".

TYPE OF BUSINESS ACQUIRED. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expenses, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's lack of capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

IMPRACTICABILITY OF EXHAUSTIVE INVESTIGATION. The Company's lack of funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions based upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

LACK OF DIVERSIFICATION. Because of the lack of financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

POSSIBLE RELIANCE UPON UNAUDITED FINANCIAL STATEMENTS. The Company generally will require audited financial statements from companies that it proposes to acquire. No assurance can be given, however, that audited financials will be available to the Company. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information received from target companies management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

      Moreover, the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the Exchange Act), and thus will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the Commission) and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action are likely to have material, adverse consequences for the Company and its business. The imposition of administrative sanctions wold subject the Company to further adverse consequences.

      In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, the automated quotation system sponsored by the National Association of Securities Dealers, Inc., or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

OTHER REGULATION. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

DEPENDENCE UPON MANAGEMENT; LIMITED PARTICIPATION OF MANAGEMENT. The Company currently has four individuals who serve as its Officers and Directors. The Company will be heavily dependent upon their skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the Officers and Directors to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. Furthermore, since only four individuals are serving as the Officers and Directors of the Company, it will be entirely dependent upon their experience in seeking, investigating, and acquiring a business and in making decisions regarding the Company's operations. (See "Management.") Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's Officers and Directors.

LACK OF CONTINUITY IN MANAGEMENT. The Company does not have an employment agreement with its Officers and Directors, and as a result, there is no assurance that they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current Officers and Directors of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

INDEMNIFICATION OF OFFICERS AND DIRECTORS. The Company's Articles of Incorporation provide for the indemnification of its Directors, Officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its Directors, Officers, employees, or agents, upon such person promise to repay the Company if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company, which it will be unable to recoup.

DEPENDENCE UPON OUTSIDE ADVISORS. To supplement the business experience of its Officers and Directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants, or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an as needed basis without a continuing fiduciary or other obligation to the Company. In the event the President or the Company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

LEVERAGED TRANSACTIONS. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generated enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

COMPETITION. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

NO FORESEEABLE DIVIDENDS. The Company has not paid dividends on the Common Stock and does not anticipate paying such dividends in the foreseeable future.

LOSS OF CONTROL BY PRESENT MANAGEMENT AND STOCKHOLDERS. The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, the Company's majority shareholder could sell its control blocks of stock at a premium price to the acquired company's stockholders.

      The acquisition will, in all probability, be structured as a tax-free exchange under the Internal Revenue Code of 1986 to accommodate the shareholders of the business entity to be acquired. If so structured, the Company's shareholders will not be impacted either positively or negatively.

SHARES ELIGIBLE FOR FUTURE SALE. Sales of a substantial number of shares of the Company's common stock in the public market could adversely affect the market price of the 10,774,787 shares outstanding at December 31, 1999, 2,154,787 shares of common stock are free tradable. 8,620,000 shares of common stock are eligible for sale in the public market, subject to compliance with Rule 144 under the Securities Act of 1933, as amended (the Securities Act). Rule 144 generally provides that beneficial owners of shares who have held such shares for one year may sell within a three month period a number of shares not exceeding the greater of 1% of the total outstanding shares or the average trading volume of the shares during the four calendar weeks preceding such sale. The present Officers and Directors own no shares of the Company's stock. However, all of the officers and directors are officers and directors of Stein's, the majority shareholder of the Company and owner of the 8,620,000 shares of restricted stock. Stein's could sell its stock in accordance with Rule 144 after May 1, 2000 since it will have held its shares for at least one year at that time but Stein's has no intention of selling its shares at the present time.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

FORWARD-LOOKING STATEMENTS MAY NOT PROVE ACCURATE

When used in this Form 10-SB, the words anticipated, estimate, expect, and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions including the possibility that the Company=s will fail to generate projected revenues. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.

LIQUIDITY AND CAPITAL RESOURCES

      The Company is in the development stage. Since inception, the Company has experienced no significant change in liquidity or capital resources or stockholders equity other than the receipts of proceeds from offerings of its capital stock. The Company received

$250,000 from an offering conducted under Rule 504 of Regulation D in 1999. The Company also raised $158,354 from the issuance of 7,200,000 shares of the Company's common stock prior to 1997. In 1997, the Company raised an additional $345,000 from the sale of its common stock. The Company's balance sheet as of December 31, 1999 reflects limited assets and limited liabilities. Further, there exists no agreements or understandings with regard to loan agreements by or with the Officers, Directors, principals, affiliates or shareholders of the Company.

      The Company will attempt to carry out its plan of business as discussed above. The Company cannot predict to what extent its lack of liquidity and capital resources will hinder its business plan prior to the consummation of a business combination.

RESULTS OF OPERATIONS

      During the period from August 31, 1995 (inception) through December 31, 2000, the Company engaged in limited operations and attempted to commence operations in a number of different fields, none of which was ultimately successful or resulted in any appreciable revenues for the Company. The revenues received by the Company during this period consisted of $2,500 from its web design with a net loss of ($34,910) for the period ended December 31, 1999. For the year ended December 31, 1998, the Company had no revenues or income but recorded a net operating loss of ($359,441) resulting primarily from a loss on an investment of $347,833 and $10,100 in professional fees. The net loss per share was ($.003) for the year ended December 31, 1999 compared to a loss per share of ($.035) for the year ended December 31, 1998.

      For the six month period ended June 30, 2000, the Company had no revenues or income but recorded a net operating loss of ($219,863) resulting primarily from writing off the loan of $195,000 to Stein's Bakery and from approximately $24,100 in general and administrative expenses. For the six month period ended June 30, 1999, the Company had no revenues or income but recorded a net operating loss of ($14,248), resulting from general and administrative expenses. The net loss per share was ($.02) for the period ended June 30, 2000 compared to a no loss per share for the period ended June 30, 1999.

      For the year ended December 31, 1999, the Company had assets of approximately of $508,000 and current liabilities of approximately $313,000, of which most of the assets and liabilities related to the operations of Cake Box. For the year ended December

31, 1998, the Company had total assets of approximately $2,500 and no current liabilities. Shareholders equity for the year ended December 31, 1999 was approximately $194,000 compared to total shareholder equity of approximately $2,500 at December 31, 1998. The difference between the year end figures from 1998 to 1999 are primarily attributable to the Cake Box operations.

      For the period ended June 30, 2000, the Company had assets of approximately of $120 and current liabilities of approximately $25,000. For the period ended June 30, 1999, the Company had total assets of approximately $215,000 and no current liabilities. Shareholders' equity for the period ended June 30, 2000 was approximately ($25,000) compared to total shareholder equity of approximately $215,000 for the period ended June 30, 1999. The difference between the period figures at June 30, 2000 and June 30, 1999 are primarily attributable to Company lending $195,000 to the Cake Box operations and subsequently writing off that loan.

      The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues and may operate at a loss after completing a business combination, depending upon the performance of the acquired business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the fiscal years ended December 31, 1999 and December 31, 1998 and for the interim six month periods ended June 30, 2000 and 1999 and should be read in conjunction with the financial statements of the Company and related notes included therein.

      The Company was incorporated on August 31, 1995 as Visioneering Corporation. On January 12, 1996, the Company amended its Articles of Incorporation to change its name to Asiamerica Energy Corporation, to Care Financial Corporation in April 29, 1996 and to Trump Oil Corporation on May 15, 1997. In March, 1999, the Company entered into a letter of intent to acquire 20/20 Web Design, Inc., a Colorado corporation wholly owned by Stein's Holdings, Inc. fka Multi-Source Capital, Ltd. As part of that transaction, the Company issued 8,620,000 shares of its common stock to Stein's with the result that Stein's owns 80% of the issued and outstanding shares of the Company. The Company also approved a ten-for-one reverse stock split as part of that transaction.

      Since the agreements described above, the Company has financed its activities through the distribution of equity capital, including private placements of its common stock resulting in the Company raising capital of $749,494 from 1995 to the present. The Company used the proceeds from these offerings to fund its proposed operations, to pay salaries, to pay general and administrative expenses and any necessary expenses.

      The Company will attempt to carry out its business plan as discussed above. The Company cannot predict to what extent its lack of liquidity and capital resources will hinder its business plan prior to the consummation of a business combination.

NEED FOR ADDITIONAL FINANCING

      The Company believes that its existing capital will not be sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934, as amended. Once a business combination is completed, the Company's needs for additional financing are likely to increase substantially. It is anticipated that Stein's will likely advance any funds necessary to insure that the Company is able to meet its reporting obligations under the 1934 Act and that these loans will be repaid either when the Company merges or acquires a business or in the event that the loan made to Stein's Bakery is repaid. However, Stein's has not agreed in writing to provide these funds and can only provide these funds to the extent that it has available funds to loan to the Company.

      No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any funds will be available to the Company to allow it to cover its expenses.

      The Company might seek to compensate providers of services by issuances of stock in lieu of cash.

ITEM 3 DESCRIPTION OF PROPERTY.

      The Company currently occupies office space provided by its majority shareholder, Stein's Holdings, Inc., at no cost. The Company believes that its facilities are sufficient for its needs at the present time. The Company's telephone number is (818) 598-6780.

ITEM 4 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

      The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive Officers, Directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

Names and Addresses              Number of Shares             Percent of
                                Owned Beneficially    Beneficially Owned Shares

Cede and Co. (1)                       614,118                    5.7%
P.O. Box 22
New York NY 10274

Irving M. Einhorn (2)                        0                    0.0%
11900 Olympic Blvd. Ste 510
Los Angeles, CA 9004

Charles Smith (2)                            0                    0.0%
21800 Oxnard Street Ste. 440
Woodland Hills CA 91367

Christopher Burnell (2)                      0                    0.0%
21800 Oxnard Street Ste. 440
Woodland Hills CA 91367

James H. Smith  (2)                          0                    0.0%
348 Georgetown Ave
San Mateo, CA 94402

Stein's Holdings, Inc.(3)            8,620,000                  80.00%
21800 Oxnard Street Ste 440
Woodland Hills CA 91367

(1) Cede owns the shares as nominee for the shareholders who have placed their shares in street name. Cede does not have investment power for the shares nor voting power of the shares.
(2) Denotes officer or director. All officers and directors are also officers and directors of Stein's Holdings, Inc. which is the majority shareholder of the Company.
(3) The control persons of Stein's are the officers and directors of the
Company: Christopher Burnell, James Smith, Irving Einhorn, and Charles Smith. These persons have both investment and voting power for the 8,620,000 shares beneficially owned by Stein=s.

ITEM NO. 5 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

      The Directors and executive Officers currently serving the Company are as follows:

Name                            Age         Position Held and Tenure

Irving M. Einhorn                58          Director since April 1, 1999

Charles Smith                    49          CEO, CFO and Director since
                                                May 15, 2000

James Smith                      55          Director since April 1, 1999

Christopher L. Burnell           26          Secretary and Director since
                                                Feb. 15, 1999

      The Directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, Directors will be elected for one-year terms at the annual stockholders meeting. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exist or is contemplated. There is no arrangement or understanding between the Directors and Officers of the Company and any other person pursuant to which any Director or Officer was or is to be selected as a Director or Officer of the Company.

      There is no family relationship between or among any Officer and Director.

      The Directors and Officers of the Company will devote their time to the Company's affairs on an as needed basis. As a result, the actual amount of time which each will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

      The Company has no audit or compensation committee.

BIOGRAPHICAL INFORMATION

IRVING EINHORN, ESQ.: Mr. Einhorn has been a practicing attorney for the past 26 years and he is an expert in the field of securities. Mr. Einhorn's expertise in securities began upon graduation from law school in 1971 when he joined the Securities and Exchange Commission's Chicago Regional office as a staff attorney. He was promoted to the position of Branch Chief in charge of the Enforcement in 1974 and in 1975 to the position of Senior Trial Counsel where he was responsible for all litigation conducted by that office. In 1980, Mr. Einhorn transferred to the Commission's headquarters in Washington, D.C. where for the next four years he was Assistant Chief Trial Attorney with the Division of Enforcement's Trial Unit. In this position, Mr. Einhorn was responsible for prosecuting the Commission's most sensitive and complex cases. In March, 1984, he was appointed to the position of Regional Administrator of the Securities and Exchange Commission's Los Angeles office. In this position, Mr. Einhorn supervised a staff of over 100 persons engaged in performing the Commission's enforcement and regulatory responsibilities in the states of Arizona, Nevada, Hawaii and California.

In May, 1989, Mr. Einhorn resigned from the SEC and joined Pacific Brokerage Services, Inc., a member of the New York Stock Exchange, as Executive Vice President and General Counsel. While there, he participated in management of all aspects of the firm's operations on the New York Stock Exchange. As legal counsel, he directed and conducted all firm arbitration proceedings and exercised oversight of the firm's compliance department. In October 1990, Mr. Einhorn entered the private practice of law, limiting his practice to securities litigation and the representation of individuals before the SEC. He has also served as an expert witness in a number of securities cases.

Mr. Einhorn is also an officer and director of Stein's Holdings, Inc., majority shareholder of the Company, traded on the OTC Electronic Bulletin Board under the symbol "SNHS" and a director of National Healthcare Technology, Inc., traded on the OTC Bulletin Board under the symbol "NHKT."

In 1968, Mr. Einhorn received a Bachelor of Arts degree from Temple University. Mr. Einhorn then obtained his Juris Doctorate from Valparaiso University School of Law in 1971. Mr. Einhorn has received further education by way of the National Institute for Trial Advocacy, whereby he obtained education in the art of Trial Advocacy and Advanced Trial Advocacy Skills in 1977 and 1982, respectively.

JAMES H. SMITH: Mr. Smith has over 30 years of experience in automotive, electronic component manufacturing and distribution, and pharmaceutical wholesaling. Currently, Mr. Smith is chief operations officer of Decision Dynamix Corporation. Prior to that, Mr. Smith served as the president for McKesson Drug Company, which is an $11 billion wholesaler of pharmaceutical and generic products, home health care, and health and beauty care products. Prior to McKesson, Mr. Smith served as the president for the world=s largest electronic component distributor, Hamilton Hallmark, which is a division of Avnet, Inc. Mr. Smith led the consolidation of Hamilton/Avnet with its third largest competitor, Hallmark Electronics. Mr. Smith also served as corporate senior vice president of Avnet, Inc.

Mr. Smith spent sixteen years with electronic component manufacturing companies:
Harris Semiconductor, Rockwell Microelectronics, ITT Semiconductor Components Group, Texas Instruments, and International Rectifier. Mr. Smith's vast experience stems from holding positions in sales, sales management, product line marketing, customer services, advertising, and worldwide sales and marketing with offshore profit and loss responsibility.

Mr. Smith is also a director of Stein's Holdings, Inc., majority shareholder of the Company, traded on the OTC Bulletin Board under the symbol "SNHS" as well as being an officer and director of National Healthcare Technology, Inc., traded on the OTC Bulletin Board under the symbol "NHKT."

Mr. Smith graduated from Michigan State University with a Bachelor of Arts in Economics.

CHARLES SMITH. Mr. Smith graduated from Boston University, Boston, Massachusetts in 1979 and since that time has been a Certified Public Accountant involved in all phases of business, including the audit of companies and tax matters. He is a consultant to various companies ranging from an art distribution company to a junior resource company which is developing a gold property in Sinaloa State, Mexico. Mr. Smith has significant experience in accounting and securities matters.

Mr. Smith=s business affiliations during the last five years are as follow:
Chairman - Dynacap Group, Ltd. - a consulting and management firm - 1992 to the present.
Sole proprietor as a Certified Public Accountant - 1983 to the present.
Sole officer and Director - MC Cambridge, Inc. - a financial consulting firm - 1997 to present.
Sole officer and director - Asset Servicing Corporation - a leasing company - 1998 to present.

Chief Financial Officer and Director - Electrical Generation Technology Corporation - April 2000 to present.

CHRISTOPHER BURNELL. Mr. Burnell joined the Company as a director in February, 1999. Mr. Burnell is presently COO of Stein's Holdings, Inc., majority shareholder of the Company. Mr. Burnell presently is co-owner of a Play It Again Sports store in Escondido, California. Mr. Burnell previously held Series 7, 63 and 24 licenses from the National Association of Securities Dealers, Inc. ("NASD") and worked for several NASD member firms.

Mr. Burnell is also an officer and director of Stein's Holdings, Inc., majority shareholder of the Company, traded on the OTC Bulletin Board under the symbol "SNHS."

Mr. Burnell attended Southwestern College and Grossmont College.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

      As permitted by Nevada law, the Company's Articles of Incorporation provide that the Company will indemnify its Directors and Officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company Directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, Officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

OTHER PUBLIC SHELL ACTIVITIES

      No Officer and/or Director of the Company has any prior involvement with public shell companies or experience in identifying emerging companies for investment and/or business combinations. However, two of the Company's directors, Mr. Smith and Mr. Einhorn, are directors of another public company, National Healthcare Technology, Inc., which is also seeking suitable merger candidates and which may be described as a public shell. In the event that Messrs. Smith and Einhorn are presented with a potential merger candidate, they will present this opportunity to both companies and allow the officers of those companies to negotiate directly with the potential merger candidate. Ultimately, the potential merger candidate will decide which company it is interested in merging with and at that point, it is anticipated that a letter of intent will be executed. At that point, all of the directors, including Messrs. Smith and Einhorn, will evaluate the potential merger candidate and decide whether or not the Company should proceed with the proposed acquisition.

CONFLICTS OF INTEREST

      The Officers and Directors of the Company will devote only a small portion of their time to the affairs of the Company, estimated to be no more than approximately 5 hours per month. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company. Two of the directors, Messrs. Smith and Einhorn, are directors of another public company, National Healthcare Technology, Inc. which is also a shell company seeking a suitable merger candidate. Messrs. Smith and Einhorn have agreed to submit possible merger candidates that they become aware of to both companies for their review and negotiation with the merger candidate.

      There is no procedure in place that would allow the Officers and Directors to resolve potential conflicts in an arms-length fashion. Accordingly, they will be required to use their discretion to resolve them in a manner, which they consider appropriate.

      The Company's Officers and Directors may actively negotiate or otherwise consent to the purchase of a portion of Stein's Holdings, Inc.'s common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by Stein=s which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to Stein's, for which all of the Company's directors are also directors, to acquire its shares creates a potential conflict of interest for them in satisfying their fiduciary duties to the Company and its other shareholders. Even though such a sale could result in a substantial profit to Stein's, they would be legally required to make the decision based upon the best interests of the Company and the Company's other shareholders, rather than their own personal pecuniary benefit or that of Stein's. Since the amount of stock that Stein's owns is a significant control position, it is possible that a potential merger candidate would attempt to purchase that position directly from Stein's, with Stein's reaping the entire financial gain and the Company's other shareholders receiving no direct financial benefit. Stein's shareholders would receive the financial gain but not the Company's shareholders since any funds to be paid for the purchase of Stein's stock would go directly to Stein's and not to the Company nor its shareholders.

ITEM 6. EXECUTIVE COMPENSATION.

      No salaries were paid to any officers, director or employees nor was any stock issued to any officer, director or employee as compensation.

      Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meeting of the Board of Directors.

      The Company has no material bonus or profit-sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors or executive officers.

      The Company has no compensatory plan or arrangements, including payments to be received from the Company, with respect to any executive officer or director, where such plan or arrangement would result in any compensation or remuneration being paid resulting from the resignation, retirement or any other termination of such executive officer's employment or from a change-in-control of the Company or a change in such executive officer's responsibilities following a change-in-control and the amount, including all periodic payments or installments where the value of such compensation or remuneration exceeds $100,000 per executive officer.

      During the last completed fiscal year, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

      The Company has no written employment agreements.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      In March, 1999, the Company approved the issuance of 8,620,000 shares of its common stock to Stein's Holdings, Inc. fka Multi-Source Capital, Ltd. as part of the Company's merger and acquisition of 20/20 Web Design, Inc., a wholly owned subsidiary of Multi-Source Capital, Ltd. As part of that transaction, the Company changed its name to 20/20 Web Design, Inc. and its shareholders approved a ten-to-one reverse stock split of the Company's common stock. The stock issued to MSC was recorded at par value or $8,620 on the Company's books. At the time of the merger with MSC, Christopher Burnell was a director of the Company as well as being an officer and director of MSC. Mr. Burnell abstained from voting on the proposed transaction on behalf of the Company and MSC.

      In December, 1999, the Company entered into a letter of intent with College Connection, Inc. dba Stein's Bakery in Lewisville, Texas, an entity controlled by Randy Sutton, then President and CEO of the Company. In connection with this letter of intent, the Company created a wholly owned subsidiary, Stein's Cake Box, Inc., a Nevada corporation, and lent it $195,000, which was used to pay certain construction costs of the bakery plant expansion in Lewisville, Texas. The Company was unable to raise an additional $550,000 to pay for the rest of the construction costs and the letter was intent was canceled by the Company and College Connection. College Connection has agreed to repay the $195,000 loan but the Company is uncertain as to when the loan will be repaid, if at all. The Company has written off the debt as being doubtful of collection but the Company will continue to attempt to secure repayment of this loan.

      No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

      The Company will adopt a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made.

      Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the common stock held by the Company's current stockholders to the acquisition candidates or its principals, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

      The Company's Articles of Incorporation authorize the issuance of 25,000,000 shares of Common Stock, par value $.001. Each record holder of Common Stock is entitled to one vote for each share held in all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Amended Articles of Incorporation.

      Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

REPORTS TO STOCKHOLDERS

      The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT=S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

      The Company's common stock previously traded on the NASD Electronic Bulletin Board in the United States, having the trading symbol "TWEB" and CUSIP #90136K-103. The common stock commenced trading in April, 1997 and was de-listed on May 3, 2000. The Company's common stock presently is quoted in the OTC "pink sheets."

      The range of high and low bid information for the Company's common stock over the last two fiscal years is shown below, by quarter:

                                  High Bid         Low Bid
1st Qtr. 1998                     3.1875           1.50
2nd Qtr. 1998                     2.25              .25
3rd Qtr. 1998                      .50              .125
4th Qtr. 1998                      .53125           .1875
1st Qtr. 1999                      .375             .25
2nd Qtr. 1999                     6.00             2.50
3rd Qtr. 1999                     5.00             2.25
4th Qtr. 1999                     4.25             3.00
1st Qtr. 2000                     4.00             3.00
2nd Qtr. 2000                     3.00             1.75

      The NASD and the "pink sheets" provided the above information to the Company. These quotations may reflect inter-dealer prices without retail mark-up/mark-down/commission and may not reflect actual transactions. In addition, in March, 1999, the Company approved a one-for-ten reverse stock split as part of its acquisition of 20/20 Web Design, Inc. The prices for the second quarter of 1999 and subsequent quarters are the high and low bid prices post-split.

      As of March 31, 2000, the Company estimates there are 60

"holders of record" of its common stock and estimates that there are approximately 75 beneficial shareholders of its common stock.

      There are no restrictions that limit the Company's ability to pay dividends on its common stock. The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in the operations and expansion of its business.

      The Company's common stock is issued in registered form. Signature Stock Transfer, Inc. of Addison, Texas is the registrar and transfer agent for the common stock.

ITEM 2. LEGAL PROCEEDINGS

      The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

      No Director, Officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such Director, Officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      Not applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

      During the past three years, the Company completed two private placements in the United States under Rule 504 of Regulation D. The most recent offering in March, 1999 raised $230,000 by the sale of 1,150,000 (post-split) shares of common stock subscribed for at $.20 per share by 13 investors by prior management. The Company sold the shares to friends and business acquaintances of the prior officers and directors. There was no underwriter and no underwriter's discounts or commissions were paid.

      In 1997, Company's prior management issued 1,000,000 (post-split) shares of its common stock for cash consideration of $345,000 to ten subscribers under Rule 504 of Regulation D. In 1998, the Company's prior management issued $19,000 shares of its common stock, valued at $19,000 to satisfy a corporate debt. The Company relied on an exemption from registration contained in

Section 4(2) of the Securities Act of 1933, as amended, as an offering not involving the public. The creditor was provided with access to the Company's books and records and afforded the opportunity to ask for additional information.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Articles of Incorporation and the Bylaws of the Company, filed as Exhibits 2.1 and 2.6, respectively, provide that the Company will indemnify its Officers and Directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the Officer or Director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an Officer or Director, absent a finding of negligence or misconduct in the performance of duty.

PART F/S

      The following financial statements required by Item 310 of Regulation S-B are furnished below.

Independent Auditor's Report dated January 10, 2000 and June 19, 2000 Consolidated Balance Sheets as of December 31, 1999 and December 31, 1998 Consolidated Statements of Operations for the years ended December 31, 1999 and December 31, 1998
Consolidated Statement of changes in Stockholders' Equity for the years ended December 31, 1999 and December 31, 1998
Consolidated Statements of Cash Flows for the years ended December 31, 1999 and December 31, 1998
Notes to Consolidated Financial Statements

Independent Accountant's Review Report dated May 8, 2000 and June 19, 2000 Balance Sheets as of March 31, 2000 and March 31, 1999 Statements of Operations for the three months ended March 31, 2000 and March 31, 1999
Statement of Changes in Stockholders' Equity for the three months ended March 31, 2000 and March 31, 1999
Statements of Cash Flows for the three months ended March 31, 2000 and March 31, 1999
Notes to Financial Statements

Independent Accountant's Review Report dated August 8, 2000*

Balance Sheets as of June 30, 2000 and June 30, 1999*
Statements of Operations for the six months ended June 30, 2000 and June 30, 1999*
Statement of Changes in Stockholders' Equity for the six months ended June 30, 2000 and June 30, 1999*
Statements of Cash Flows for the six months ended June 30, 2000 and June 30, 1999* Notes to Financial Statements*

---------
* previously filed

PART III

ITEM 1. INDEX TO EXHIBITS

(2)   Charter and By-laws
(3)   Instruments defining the rights of security holders
(5)   Voting Trust Agreement - Not Applicable
(6)   Material Contracts
(7)   Material Foreign Patents - Not Applicable
(12)  Additional Exhibits

ITEM 2. DESCRIPTION OF EXHIBITS

(2.1)  Articles of Incorporation*
(2.2)  Amendment to the Articles of Incorporation*

(2.3)  Amendment to the Articles of Incorporation*
(2.4)  Amendment to the Articles of Incorporation*
(2.5)  Amendment to the Articles of Incorporation*
(2.6)  Amended Bylaws*
(3.1) Agreement and Plan of Reorganization with 20/20 Web Design, Inc.* (12.1) Letter of Intent with Stein=s Cake Box and Stein=s Bakery*
27.1   Financial Data Schedule*
27.2   Financial Data Schedule*
27.3   Financial Data Schedule*
--------------------
* previously filed

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                20/20 WEB DESIGN, INC.


Date: September 29, 2000                        By: /s/ Charles Smith
                                                    ----------------------------
                                                    Charles Smith, CEO and CFO

                             20/20 WEB DESIGN, INC.
                           AND CONSOLIDATED SUBSIDIARY
                        (FORMERLY TRUMP OIL CORPORATION)
                        CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

                                TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

INDEPENDENT AUDITORS' REPORT ............................................    1

FINANCIAL STATEMENTS

       Consolidated Balance Sheets ......................................    2

       Consolidated Statements of Operations ............................    3

       Consolidated Statement of Changes in Stockholders' Equity ........    4

       Consolidated Statements of Cash Flows ............................    5

       Notes to Consolidated Financial Statements .......................   6-12

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
20/20 Web Design, Inc. and Subsidiary
Las Vegas, Nevada

We have audited the accompanying consolidated balance sheets of 20/20 Web Design, Inc. and Subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 20/20 Web Design, Inc. and Subsidiary as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


Moffitt & Company, P.C.
Scottsdale, Arizona

January 10, 2000

June 19, 2000 - in regarding to the statement of operations and footnotes 14 and 15 only, which were restated in accordance with APB 30, paragraph 13.

                      20/20 WEB DESIGN, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                                     ASSETS

                                                               Restated
                                                                 1999            1998
                                                               ---------      ---------
CURRENT ASSETS
       Cash and cash equivalents                               $     237      $       0
       Accounts receivable                                        28,173              0
                                                               ---------      ---------

            TOTAL CURRENT ASSETS                                  28,410              0

PROPERTY AND EQUIPMENT                                           480,204              0

OTHER ASSETS
       Organization costs, net of amortization                         0          2,513
                                                               ---------      ---------

            TOTAL ASSETS                                       $ 508,614      $   2,513
                                                               =========      =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
       Accounts payable
          Trade                                                $   1,403      $       0
          Related entity                                         312,468              0
                                                               ---------      ---------

            TOTAL CURRENT LIABILITIES                            313,871              0
                                                               ---------      ---------

STOCKHOLDERS' EQUITY
       Common stock
          Authorized 25,000,000 shares, par
             value .001(cent)per share
          Issued and outstanding - 10,774,787 shares
             in 1999 and 1,004,787 shares in 1998                 10,775          1,005
       Paid-in capital in excess of par value of stock           738,719        521,349
       Retained earnings (deficit)                              (554,751)      (519,841)
                                                               ---------      ---------

            TOTAL STOCKHOLDERS' EQUITY                           194,743          2,513
                                                               ---------      ---------

            TOTAL LIABILITIES AND STOCKHOLDERS'
              EQUITY                                           $ 508,614      $   2,513
                                                               =========      =========

            See Accompanying Notes and Independent Auditors' Report.

                      20/20 WEB DESIGN, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                 Restated
                                                    1999               1998
                                                ------------       ------------

REVENUE                                         $      2,500       $          0
                                                ------------       ------------

EXPENSES
   General and administrative expenses                37,936             11,608
   Loss on investment in subsidiary                        0            347,833
                                                ------------       ------------

               TOTAL EXPENSES                         37,936            359,441
                                                ------------       ------------

(LOSS) FROM CONTINUING OPERATIONS
   BEFORE INCOME TAXES                               (35,436)          (359,441)

INCOME TAXES                                               0                  0
                                                ------------       ------------

(LOSS) FROM CONTINUING OPERATIONS                    (35,436)          (359,441)

DISCONTINUED OPERATION
   INCOME ON INVESTMENT IN STEIN'S
     CAKE BOX, INC                                       526                  0
                                                ------------       ------------

NET (LOSS)                                      $    (34,910)      $   (359,441)
                                                ============       ============

NET (LOSS) PER COMMON SHARE

       Basic and diluted:

          Continuing operations                 $      (.003)      $      (.358)
          Discontinued operations                      (.000)             (.000)
                                                ------------       ------------

               TOTAL                            $      (.003)      $      (.358)
                                                ============       ============

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING

       Basic and diluted                          10,774,787          1,003,737
                                                ============       ============

            See Accompanying Notes and Independent Auditors' Report.

                      20/20 WEB DESIGN, INC. AND SUBSIDIARY
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                   Paid in
                                      Number                      Capital in
                                        Of                        Excess of
                                      Common         Common       Par Value        Retained
                                      Shares         Stock         of Stock        Earnings
                                    ----------     ----------     ----------      ----------
BALANCE, JANUARY 1, 1998             1,002,887     $    1,003     $  502,351      $ (160,400)

ISSUANCE OF COMMON STOCK
     FOR CORPORATION DEBT                1,900              2         18,998               0

NET (LOSS) FOR THE YEAR
     ENDED DECEMBER 31, 1998                 0              0              0        (359,441)
                                    ----------     ----------     ----------      ----------

BALANCE, DECEMBER 31, 1998           1,004,787          1,005        521,349        (519,841)

ISSUANCE OF COMMON STOCK
   FOR CASH PER PRIVATE
   PLACEMENT                         1,150,000          1,150        228,850               0

COSTS TO ACQUIRE FINANCING
     FOR PRIVATE PLACEMENT                   0              0         (2,860)              0

ISSUANCE OF COMMON STOCK
     FOR 20/20 WEB DESIGN, INC       8,620,000          8,620         (8,620)              0

NET (LOSS) FOR THE YEAR
     ENDED DECEMBER 31, 1999                 0              0              0         (34,910)
                                    ----------     ----------     ----------      ----------

BALANCE, DECEMBER 31, 1999 -
     RESTATED                       10,774,787     $   10,775     $  738,719      $ (554,751)
                                    ==========     ==========     ==========      ==========

            See Accompanying Notes and Independent Auditors' Report.

                      20/20 WEB DESIGN, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                 Restated
                                                                   1999            1998
                                                                 ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
       Net (loss)                                                $ (34,910)     $(359,441)
       Adjustments to reconcile net (loss) to net cash
          (used) by operating activities:
             Loss on investment                                          0        347,833
             Organization costs                                      2,513          1,508
             Professional fees                                           0         10,100
       Increases (decreases)
          Accounts receivable                                      (28,173)             0
          Accounts payable                                          28,193              0
                                                                 ---------      ---------

          NET CASH FLOWS (USED) BY OPERATING
             ACTIVITIES                                            (32,377)             0
                                                                 ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
       Purchases of property and equipment                        (195,000)             0
                                                                 ---------      ---------

          NET CASH FLOWS (USED) BY INVESTING
             ACTIVITIES                                           (195,000)             0
                                                                 ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES
       Net proceeds from issuance of common stock                  227,140              0
                                                                 ---------      ---------

          NET CASH FLOWS PROVIDED BY
             FINANCING ACTIVITIES                                  227,140              0
                                                                 ---------      ---------

NET INCREASE IN CASH AND CASH EQUIVALENTS                              237              0

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                             0              0
                                                                 ---------      ---------

CASH AND CASH EQUIVALENTS, END OF YEAR                           $     237      $       0
                                                                 =========      =========

SUPPLEMENTARY DISCLOSURE OF
   CASH FLOW INFORMATION
       Interest paid                                             $       0      $       0
                                                                 =========      =========

       Taxes paid                                                $       0      $       0
                                                                 =========      =========

NON CASH INVESTING AND FINANCING
   ACTIVITIES
       Issuance of company stock for 20/20 Web Design, Inc.      $   8,620      $       0
                                                                 =========      =========

       Related party payable for acquisition of property and
          equipment                                              $ 285,204      $       0
                                                                 =========      =========

       Issuance of common stock for services and payables        $       0      $  19,000
                                                                 =========      =========

            See Accompanying Notes and Independent Auditors' Report.

                      20/20 WEB DESIGN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

20/20 Web Design, Inc. was incorporated in August 1995 in the state of Nevada. The corporation is in the business of developing website designs and managing and acquiring subsidiary corporations.

Stein's Cake Box, Inc. was incorporated in December 1999 in the state of Texas. The company is in the business of selling bakery products to retail establishments in the Dallas, Texas, metropolitan area.

Principles of Consolidation

For 1999, the consolidated financial statements include the accounts of 20/20 Web Design, Inc. and its wholly owned subsidiary, Stein's Cake Box, Inc.

All material inter-company accounts and transactions have been eliminated.

Corporation Name Changes

The corporation has changed its name as follows:

      1.    At date of incorporation - Visioneering Corporation
      2.    January 12, 1996 - Asiamerica Energy Group, Inc.
      3.    April 29, 1996 - Care Financial Group, Inc.
      4.    May 15, 1997 - Trump Oil Corporation
      5.    April 23, 1999 - 20/20 Web Design, Inc.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Uncollectible accounts receivable are written off at the time management specifically determines them to be uncollectible. At December 31, 1999, management believed that all accounts receivable were collectible.

Property and Equipment

Property and equipment are stated at cost. Major renewals and improvements are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed. At the time property and equipment are retired or

            See Accompanying Notes and Independent Auditors' Report.

                      20/20 WEB DESIGN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment (Continued)

otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

At December 31, 1999, the company was not depreciating the property and equipment as the $480,204 of property and equipment was all construction in process and the assets were not completed or placed in service.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Net Loss Per Share

The company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

NOTE 2 DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The company has financial instruments, none of which are held for trading purposes. The company estimates that the fair value of all financial instruments at December 31, 1999 and 1998, as defined in FASB 107, does not differ materially from the aggregate carrying values of its financial instruments

            See Accompanying Notes and Independent Auditors' Report.

                      20/20 WEB DESIGN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 2 DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the company using available market information and appropriate valuation methodologies. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the company could realize in a current market exchange.

NOTE 3 PROPERTY AND EQUIPMENT

At December 31, 1999, the property and equipment consisted of construction in process on the building space next to Stein's Bakery. Stein's Cake Box, Inc. is negotiating for a lease on this space. As of the date of this report, a final lease has not been consummated. If a lease is not signed, the company could incur a loss on the nonrecovery of the funds expended for the construction.

There is no depreciation for the years ended December 31, 1999 and 1998.

NOTE 4 ACCOUNTS PAYABLE, RELATED ENTITY

The accounts payable, related entity, is due to College Connection, In., DBA Stein's Bakery, for the following:

                                                           Restated
                                                             1999         1998
                                                           --------     --------

Purchases of bakery products                               $ 27,264     $      0
Construction in process for funds due to the
  contractor (College Connection, Inc. signed
  the construction contract)                                285,204            0
                                                           --------     --------

                 Total                                     $312,468     $      0
                                                           ========     ========

NOTE 5 INCOME TAXES

                                                         Restated
                                                           1999         1998
                                                         ---------    ---------

(Loss) from continuing operations before income taxes    $ (34,910)   $(359,441)
                                                         ---------    ---------

The provision for income taxes is estimated as follows:

      Currently payable                                  $       0    $       0
                                                         ---------    ---------
      Deferred                                           $       0    $       0
                                                         ---------    ---------


            See Accompanying Notes and Independent Auditors' Report.

                      20/20 WEB DESIGN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 5 INCOME TAXES (CONTINUED)

                                                                     Restated
                                                                       1999    1998
                                                                       ----    ----

A reconciliation of the provision for income taxes compared with the amounts at the Federal Statutory rate was as follows:

      Income taxes computed at statutory federal rates                  $0      $0
      Income tax per books                                              $0      $0

Deferred income tax asset and liabilities reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws

      The net deferred tax is:                                          $0      $0
                                                                      ----    ----
      The net deferred tax liability is:                                $0      $0
                                                                      ----    ----

Temporary differences and carryforwards that give rise to deferred tax assets and liabilities included the following:

                                                             Restated
                                                            Deferred Tax
                                                     ---------------------------
                                                     Assets          Liabilities
                                                     ------          -----------

Net operating loss                                   $19,300           $     0
Less valuation allowance                              19,300                 0
                                                     -------           -------

     Net                                             $     0           $     0
                                                     =======           =======

A reconciliation of the valuation allowance is as follows:

Balance, beginning of year                         $ 77,976             $      0
Less adjustment for limitation due to merger        (63,876)                   0
Addition for year                                     5,200               77,976
                                                   --------             --------

Balance, end of year                               $ 19,300             $ 77,976
                                                   ========             ========

NOTE 6 TAX CARRYFORWARDS

The corporation has the following net operating loss carryforwards:

                Year          Amount            Expiration Date
                ----          ------            ---------------

                 1998        $ 94,200                 2018
          1999 - (Restated)    34,432                 2019
                             --------
                             $128,632
                             ========

            See Accompanying Notes and Independent Auditors' Report.

                      20/20 WEB DESIGN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 7 PRIVATE PLACEMENT OFFERING

In March 1999, the company had a private placement for 11,500,000 (1,150,000 after 10-1 stock split) shares of common stock at $0.02 per share. All of the shares were sold and the company realized $230,000 less $2,860 of costs.

NOTE 8 STOCK OPTIONS

The company does not have any stock options outstanding at December 31, 1999 and 1998.

NOTE 9 BUSINESS COMBINATION

On March 30, 1999, the company completed a merger with 20/20 Web Design, Inc. by exchanging 8,620,000 shares of section 144 restricted common stock for 100% of the outstanding shares of 20/20 Web Design, Inc.

The merger has been accounted for as a pooling of interest (reverse acquisition as defined by the Securities and Exchange Commission) and the company recorded the merger as follows:

       Increase in common stock
         8,620,000 shares @ .001(cent)par value                       $8,620
       Decrease in paid-in capital                                     8,620

After the merger, the company changed its name to 20/20 Web Design, Inc.

The following unaudited information presents certain income statement data of the separate companies for the periods preceding the merger:

                                                      Restated
                                                        1999            1998
                                                      ---------       ---------
       Net sales
          Trump Oil Corporation                       $   2,500       $       0
          20/20 Web Design, Inc.                              0               0

       Net (loss)
          Trump Oil Corporation                         (12,000)       (359,441)
          20/20 Web Design, Inc.                              0               0

There were no material transactions between Trump Oil Corporation and 20/20 Web Design, Inc. prior to the merger. The effects of conforming 20/20 Web Design, Inc.'s accounting policies to those of Trump Oil Corporation were not material.

NOTE 10 ECONOMIC DEPENDENCY IN 1999 RESTATED

Sales

98.3% of the Stein Cake Box, Inc.'s sales are to one customer.

            See Accompanying Notes and Independent Auditors' Report.

                      20/20 WEB DESIGN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 10 ECONOMIC DEPENDENCY IN 1999 (CONTINUED)

Cost of Goods Sold

Stein Cake Box, Inc. purchases all of its baked goods from one supplier, Stein's Bakery.

NOTE 11 INSURANCE

Stein's Cake box does not carry liability or worker's compensation insurance.

NOTE 12 SEGMENT REPORTING FOR 1999 RESTATED

The company has two reportable segments:

      20/20 Web Design, Inc. - Web design and management of subsidiary company operations.
      Stein's Cake Box, Inc. - Sales of bakery products.

The company evaluates segment performance based on income from operations. Sales for each segment are based on the location of the third-party customer. All intercompany transactions between segments have been eliminated.

Segment results for 1999 are as follows:

                                                  20/20 Web    Stein's Cake
                                                 Design, Inc.    Box, Inc.
                                                 ------------    ---------

     Net sales                                     $  2,500        $ 28,136

     Income (loss) from operations                  (35,437)            526

     Assets                                             137         508,477

     Capital expenditures                                 0         480,204

A reconciliation from the segment information to the consolidated balances for income (loss) from operations and assets is set forth below:

     Segment (loss) from operations                              $ (34,910)

     Consolidated (loss) from operations                           (34,910)

     Segment assets                                                508,614

     Consolidated total assets                                     508,614

            See Accompanying Notes and Independent Auditors' Report.

                      20/20 WEB DESIGN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 13 WEB DESIGN CONTRACT

In December 1998, the company entered into a web-design contract which began in September 1999. As compensation for its services, the company will receive 50% of the net sales profits generated by the Internet web site created by the company.

The initial term of the contract shall be for two years.

The company did not realize any income from the contract in 1999.

NOTE 14 DISCONTINUED OPERATIONS

APB 30, paragraph 13, requires that an entity restate prior year financial statements to disclose the results of subsequent discontinued operations. The investment in Stein's Cake Box, Inc. was discontinued and the 1999 statement of operations was restated to segregate the income from discontinued operations from continued operations.

The following information is presented for the discontinued operations:

      a.    Segment discontinued - subsidiary corporation, Stein's Cake Box,
            Inc.
      b.    Discontinued date - February 29, 2000
      c.    Manner of disposal - investment written-off as worthless
      d.    Remaining assets and liabilities - none at February 29, 2000
      e.    Income or loss from February 29, 2000 to March 31, 2000 - none
      f.    Proceeds from disposal of assets - none

NOTE 15 COMPUTATION OF EARNINGS PER SHARE

                                                  Restated
                                                    1999             1998
                                                ------------     ------------

 From continuing operations

     Net (loss) from continuing operations      $    (35,436)    $ ( 359,441)
                                                ------------     ------------
     Weighted average number of common
        shares outstanding                        10,774,787        1,003,737

     (Loss) per share                           $      (.003)    $      (.358)

 From discontinued operations

     Net income from discontinued operations    $        526     $          0
                                                ------------     ------------
     Weighted average number of common
        shares outstanding                        10,774,787        1,033,737

     (Loss) per share                           $       .000     $      (.000)


            See Accompanying Notes and Independent Auditors' Report.

                             20/20 WEB DESIGN, INC.
                              FINANCIAL STATEMENTS
                             MARCH 31, 2000 AND 1999
                                   (UNAUDITED)

                                TABLE OF CONTENTS

                                                                        Page No.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT..................................   1

FINANCIAL STATEMENTS

       Balance Sheets...................................................   2

       Statements of Operations.........................................   3

       Statements of Changes in Stockholders' Equity (Deficit) .........   4

       Statements of Cash Flows.........................................   5

       Notes to Financial Statements.................................... 6 - 10

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Stockholders
20/20 Web Design, Inc.
Woodland Hills, California

We have reviewed the accompanying balance sheets of 20/20 Web Design, Inc. as of March 31, 2000 and 1999, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the three months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of 20/20 Web Design, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Moffitt & Company, P.C.
Scottsdale, Arizona

May 8, 2000
June 19, 2000 in regards to statements of operations and footnotes 9 and 11 only

                             20/20 WEB DESIGN, INC.
                                 BALANCE SHEETS
                             MARCH 31, 2000 AND 1999
                                   (UNAUDITED)

                                     ASSETS

                                                                        2000          1999
                                                                     ---------     ---------
CURRENT ASSETS
       Cash and cash equivalents                                     $     200     $       0
                                                                     ---------     ---------
            TOTAL ASSETS                                             $     200     $       0
                                                                     =========     =========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
       Accounts payable
          Trade                                                      $  15,307     $       0
          Related entity                                                   250             0
                                                                     ---------     ---------
            TOTAL CURRENT LIABILITIES                                   15,557             0
                                                                     ---------     ---------

STOCKHOLDERS' EQUITY (DEFICIT)

       Common stock
            Authorized 25,000,000 shares, par
               value .001(cent) per share
            Issued and outstanding -
               March 31, 2000 - 10,774,787 shares                       10,775             0
               March 31, 1999 - 9,624,787 shares                             0         9,625
       Paid-in capital in excess of par value of stock                 738,719       512,729
       Retained earnings (deficit)                                    (764,851)     (522,354)
                                                                     ---------     ---------

            TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                       (15,357)            0
                                                                     ---------     ---------

            TOTAL LIABILITIES AND STOCKHOLDERS'
              EQUITY (DEFICIT)                                       $     200     $       0
                                                                     =========     =========

       See Accompanying Notes and Independent Accountants' Review Report.

                             20/20 WEB DESIGN, INC.
                            STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999
                                   (UNAUDITED)

                                                    2000               1999
                                                ------------       ------------

REVENUE                                         $          0       $          0

GENERAL AND ADMINISTRATIVE EXPENSES                   14,444              2,513
                                                ------------       ------------

(LOSS) FROM CONTINUING OPERATIONS
   BEFORE INCOME TAXES                               (14,444)            (2,513)

INCOME TAXES                                               0                  0
                                                ------------       ------------

(LOSS) FROM CONTINUING OPERATIONS                    (14,444)            (2,513)

DISCONTINUED OPERATION
   (LOSS) ON INVESTMENT IN STEIN'S
     CAKE BOX, INC.                                  (195,656)                 0
                                                ------------       ------------

       NET (LOSS)                               $   (210,100)      $     (2,513)
                                                ============       ============

NET (LOSS) PER COMMON SHARE

       Basic and diluted
          Continuing operations                 $       (.00)      $       (.00)
          Discontinued operations                       (.02)              (.00)
                                                ------------       ------------

               Total                            $       (.02)      $       (.00)
                                                ============       ============

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING
       Basic and diluted                          10,774,787          9,624,787
                                                ============       ============

       See Accompanying Notes and Independent Accountants' Review Report.

                             20/20 WEB DESIGN, INC.
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999
                                   (UNAUDITED)

                                                                Paid in
                                     Number                    Capital in
                                       Of                      Excess of
                                     Common       Common        Par Value      Retained
                                     Shares        Stock        of Stock       Earnings
                                   ----------    ----------    ----------     ----------
BALANCE, JANUARY 1, 1999            1,004,787    $    1,005    $  521,349     $ (519,841)

ISSUANCE OF COMMON STOCK
     FOR 20/20 WEB DESIGN, INC      8,620,000         8,620        (8,620)             0

NET (LOSS) FOR THE THREE
     MONTHS ENDED
     MARCH 31, 1999                         0             0             0         (2,513)
                                   ----------    ----------    ----------     ----------

BALANCE, MARCH 31, 1999             9,624,787         9,625       512,729       (522,354)

NET (LOSS) FOR THE NINE
     MONTHS ENDED
     DECEMBER 31, 1999                      0             0             0        (32,397)

ISSUANCE OF COMMON STOCK
     FOR CASH PER PRIVATE
     PLACEMENT, NET OF FEES         1,150,000         1,150       225,990              0
                                   ----------    ----------    ----------     ----------

BALANCE, DECEMBER 31, 1999         10,774,787        10,775       738,719       (554,751)

NET (LOSS) FOR THE THREE
     MONTHS ENDED
     MARCH 31, 2000                         0             0             0       (210,100)
                                   ----------    ----------    ----------     ----------

BALANCE, MARCH 31, 2000            10,774,787    $   10,775    $  738,719     $ (764,851)
                                   ==========    ==========    ==========     ==========

       See Accompanying Notes and Independent Accountants' Review Report.

                             20/20 WEB DESIGN, INC.
                            STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999
                                   (UNAUDITED)

                                                                  2000          1999
                                                               ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
       Net (loss)                                              $(210,100)    $  (2,513)
       Adjustments to reconcile net (loss) to net cash
          (used) by operating activities:
              Loss on investment in subsidiary                   195,656             0
             Organization costs                                        0         2,513
       Increases (decreases)
          Accounts receivable                                     28,173             0
          Accounts payable                                       (13,766)            0
                                                               ---------     ---------
          NET CASH FLOWS (USED) BY OPERATING
             ACTIVITIES                                              (37)            0
                                                               ---------     ---------
NET (DECREASE) IN CASH AND CASH
   EQUIVALENTS                                                       (37)            0

CASH AND CASH EQUIVALENTS, BEGINNING
   OF PERIOD                                                         237             0
                                                               ---------     ---------

CASH AND CASH EQUIVALENTS, END OF
   PERIOD                                                      $     200     $       0
                                                               =========     =========

SUPPLEMENTARY DISCLOSURE OF
   CASH FLOW INFORMATION
       Interest paid                                                         $       0
                                                                             =========
       Taxes paid                                                            $       0
                                                                             =========

NON CASH INVESTING AND FINANCING
   ACTIVITIES

       Issuance of company stock for 20/20 Web Design, Inc.                  $   8,620
                                                                             =========


       See Accompanying Notes and Independent Accountants' Review Report.

                             20/20 WEB DESIGN, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             MARCH 31, 2000 AND 1999
                                   (UNAUDITED)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

20/20 Web Design, Inc. was incorporated in August 1995 in the state of Nevada. The corporation is in the business of developing website designs and managing and acquiring subsidiary corporations.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Net Loss Per Share

The company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. In accordance with FASB 128, potentially dilutive securities that would have an anti-dilutive effect on net loss per share are excluded.

       See Accompanying Notes and Independent Accountants' Review Report.

                             20/20 WEB DESIGN, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             MARCH 31, 2000 AND 1999
                                   (UNAUDITED)

NOTE 2 INCOME TAXES

                                                                      2000         1999
                                                                    --------     --------

(Loss) from continuing operations before income taxes               $(14,444)    $ (2,513)
                                                                    --------     --------

The provision for income taxes is estimated as follows:

        Currently payable                                           $      0     $      0
                                                                    --------     --------
        Deferred                                                    $      0     $      0
                                                                    --------     --------

A reconciliation of the provision for income taxes compared with the amounts at the Federal Statutory rate was as follows:

        Income taxes computed at statutory federal rates            $      0     $      0
                                                                    --------     --------
        Income tax per books                                        $      0     $      0
                                                                    --------     --------

Deferred income tax asset and liabilities reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws

        The net deferred tax is:                                    $      0     $      0
                                                                    --------     --------
        The net deferred tax liability is:                          $      0     $      0
                                                                    --------     --------

Temporary differences and carryforwards that give rise to deferred tax assets and liabilities included the following:

                                                                Deferred Tax
                                                            --------------------
                                                              2000         1999
                                                            -------      -------

Net operating loss                                          $50,794      $19,459
Less valuation allowance                                     50,794       19,459
                                                            -------      -------

     Net                                                    $     0      $     0
                                                            =======      =======

A reconciliation of the valuation allowance is as follows:

                                                               2000       1999
                                                             -------    -------

Balance, beginning of period                                 $19,300    $19,082

Addition to allowance for the three months ended
   March 31, 2000 and 1999                                    31,674        377
                                                             -------    -------

Balance, end of period                                       $50,974    $19,459
                                                             =======    =======

       See Accompanying Notes and Independent Accountants' Review Report.

                             20/20 WEB DESIGN, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             MARCH 31, 2000 AND 1999
                                   (UNAUDITED)

NOTE 3 TAX CARRYFORWARDS

      The corporation has the following net operating loss carryforwards:

      Year             Amount          Expiration Date
      ----             ------          ---------------

      1998           $ 94,200               2018
      1999             35,524               2019
      2000            210,100               2020
                     --------
                     $339,824
                     ========

NOTE 4 PRIVATE PLACEMENT OFFERING

In March 1999, the company had a private placement for 11,500,000 shares of common stock at $0.02 per share. All of the shares were sold and the company realized $230,000 less $2,860 of costs.

NOTE 5 STOCK OPTIONS

The company does not have any stock options outstanding.

NOTE 6 BUSINESS COMBINATION

On March 30, 1999, the company completed a merger with 20/20 Web Design, Inc. by exchanging 8,620,000 shares of section 144 restricted common stock for 100% of the outstanding shares of 20/20 Web Design, Inc.

The merger has been accounted for as a pooling of interest (reverse acquisition as defined by the Securities and Exchange Commission) and the company recorded the merger as follows:

       Increase in common stock
         8,620,000 shares @ .001(cent) par value                      $8,620
       Decrease in paid-in capital                                     8,620

After the merger, the company changed its name to 20/20 Web Design, Inc.

The following unaudited information presents certain income statement data of the separate companies for the periods preceding the merger:

       See Accompanying Notes and Independent Accountants' Review Report.

                             20/20 WEB DESIGN, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             MARCH 31, 2000 AND 1999
                                   (UNAUDITED)

NOTE 6 BUSINESS COMBINATION (CONTINUED)

                                                          1999          1998
                                                        ---------     ---------
Net sales

   Trump Oil Corporation                                $   2,500     $       0
   20/20 Web Design, Inc.                                       0             0

Net (loss)
   Trump Oil Corporation                                  (12,000)     (359,441)
   20/20 Web Design, Inc.                                       0             0

There were no material transactions between Trump Oil Corporation and 20/20 Web Design, Inc. prior to the merger. The effects of conforming 20/20 Web Design, Inc.'s accounting policies to those of Trump Oil Corporation were not material.

NOTE 7 INSURANCE

The company does not carry liability or worker's compensation insurance.

NOTE 8 WEB DESIGN CONTRACT

In December 1998, the company entered into a web-design contract which began in September 1999. As compensation for its services, the company will receive 50% of the net sales profits generated by the Internet web site created by the company.

The initial term of the contract shall be for two years.

The company has not realize any income on the contract.

NOTE 9 DISCONTINUED OPERATIONS

The following information is presented for the loss from discontinued operations:

      a.    Segment discontinued - subsidiary corporation, Stein's Cake Box,
            Inc.
      b.    Discontinued date - February 29, 2000
      c.    Manner of disposal - investment written-off as worthless
      d.    Remaining assets and liabilities - none at February 29, 2000
      e.    Income or loss from February 29, 2000 to March 31, 2000 - none
      f.    Proceeds from disposal of assets - none

       See Accompanying Notes and Independent Accountants' Review Report.

                             20/20 WEB DESIGN, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             MARCH 31, 2000 AND 1999
                                   (UNAUDITED)

NOTE 10 UNAUDITED FINANCIAL INFORMATION

The accompanying financial information as of March 31, 2000 and 1999 is unaudited. In management's opinion, such information includes all normal recurring entries necessary to make the financial information not misleading.

NOTE 11 COMPUTATION OF EARNINGS PER SHARE

                                                      2000             1999
                                                 ------------     ------------

From continuing operations

      Net (loss) from continuing operations      $    (14,444)    $     (2,513)
                                                 ------------     ------------
      Weighted average number of common
         shares outstanding                        10,774,787        9,624,787

      (Loss) per share                           $       (.00)    $       (.00)

From discontinued operations

      Net (loss) from discontinued operations    $   (195,656)    $          0
                                                 ------------     ------------
      Weighted average number of common
         shares outstanding                        10,774,787        9,624,787

      (Loss) per share                           $       (.02)    $       (.00)

       See Accompanying Notes and Independent Accountants' Review Report.